March 26, 2025

Via Edgar

Securities and Exchange Commission,
Division of Corporation Finance, Office of Energy and Transportation
100 F Street, N.E.,
Washington, D.C. 20549,
United States of America.

Re:	Robin Energy Ltd. Registration Statement on Form 20-F, as amended (File No. 001-42543)

Ladies and Gentlemen:

Pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, and Rule 12d1-2 promulgated thereunder, Robin Energy Ltd. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form 20-F of the Company initially filed with the Securities and Exchange Commission on February 28, 2025, be accelerated so that it will be declared effective at 4:30 p.m. Eastern Daylight Time, on March 28, 2025, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Finnbarr Murphy of Goodwin Procter LLP at (212) 459-7257 and that such effectiveness also be confirmed in writing. Please contact Mr. Murphy with any questions.

Sincerely,

Robin Energy Ltd.

By:	/s/ Petros Panagiotidis
Name:	Petros Panagiotidis
Title:	Authorized Signatory

cc:	Finnbarr D. Murphy, Goodwin Procter LLP